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VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:	Jennifer Thompson
Accounting Branch Chief

Re:	Comment Letter dated December 18, 2013

Ultrapar Holdings Inc. (Ultrapar Participações S.A.)

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-14950

Dear Ms. Thompson:

We are writing on behalf of our client, Ultrapar Participações S.A. (“Ultrapar”), with respect to your letter dated December 18, 2013 (the “Letter”) containing comments by the staff of the Securities and Exchange Commission (the “Staff”) relating to Ultrapar’s Form 20-F for the fiscal year ended December 31, 2012.

As discussed by telephone with Jarrett Torno of the Staff, we confirm that Ultrapar intends to provide the Staff with Ultrapar’s responses to your letter on or before January 16, 2014.

If you have any questions regarding the foregoing, please contact me (fareno@skadden.com, tel. 212-735-3462, fax 917-777-3562) or Richard Aldrich (raldrich@skadden.com, tel. +5511-3708-1830, fax +5511-3708-1845) at your convenience.

Ms. Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Very truly yours,

/s/ Filipe B. Areno

Filipe B. Areno

cc:	Mr. Jason Niethamer (SEC—Assistant Chief Accountant)

Mr. Jarrett Torno (SEC—Staff Accountant)

Mr. Thilo Mannhardt (Ultrapar—Chief Executive Officer)

Mr. André Covre (Ultrapar—Chief Financial and Investor Relations Officer)

Mrs. Sandra Lopez Gorbe (Ultrapar—Legal Counsel)

Mr. Richard S. Aldrich, Jr. (Skadden, Arps, Slate, Meagher & Flom LLP)